Exhibit (a)(5)(B)
CenterPoint Energy Announces Purchase Option of
3.75 Percent Convertible Senior Notes Due 2023
HOUSTON — April 17, 2008 — CenterPoint Energy, Inc. (NYSE: CNP) today announced that holders of its 3.75 percent Convertible Senior Notes due 2023 (Old Notes) and 3.75 percent Convertible Senior Notes, Series B due 2023 (New Notes) have the option to require CenterPoint Energy to purchase their notes on May 15, 2008 (Purchase Date) at a purchase price of $1,000 in cash plus accrued and unpaid interest to the Purchase Date. The amount of interest that will be payable with respect to the notes on the Purchase Date is $18.75 per $1,000 principal amount. If all outstanding notes are surrendered for purchase, the aggregate cash purchase price will be approximately $398.2 million.
Holders may exercise their option to require CenterPoint Energy to purchase their notes by delivering a purchase notice to The Bank of New York, the paying agent, before the expiration of the purchase option at 12:00 Midnight, EDT on Wednesday, May 14, 2008.
The Old Notes are currently convertible into shares of CenterPoint Energy’s common stock. The New Notes are currently convertible into cash or, at CenterPoint Energy’s option, a combination of cash and shares of CenterPoint Energy’s common stock. The current conversion rate of the notes is 89.4381 shares of CenterPoint Energy’s common stock per $1,000 principal amount of the notes, so long as specified conditions are met and subject to adjustments under certain circumstances. With respect to the Old Notes, CenterPoint Energy will satisfy its conversion obligation by delivering shares of CenterPoint Energy’s common stock. With respect to the New Notes, CenterPoint Energy will satisfy its conversion obligation by paying an amount in cash equal to the lesser of the aggregate principal amount of New Notes being converted and CenterPoint Energy’s conversion obligation with respect to such New Notes, and by delivering shares of CenterPoint Energy’s common stock to the extent that the conversion obligation exceeds the aggregate principal amount of New Notes being converted.
This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell any notes. CenterPoint Energy plans to file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission later today. CenterPoint Energy will make available to note holders, through the Depository Trust Company, documents specifying the terms, conditions and procedures for surrendering and withdrawing notes for purchase. Note holders are encouraged to read these documents carefully before deciding whether to exercise their option to require CenterPoint Energy to purchase their notes as these documents contain important information regarding the details of CenterPoint Energy’s obligation to purchase the notes. Holders of the notes and other interested parties may obtain a free copy of these documents at the Securities and Exchange Commission’s website, www.sec.gov, at the company’s website, www.CenterPointEnergy.com, or from CenterPoint Energy, Inc. at 1111 Louisiana, Houston, Texas 77002, Attn: Investor Relations.
This press release includes forward-looking statements. Actual events and results may differ materially from those projected. The statements in this press release regarding future events, including the timing of the filing of the Schedule TO with the Securities and Exchange Commission, and other statements that are not historical facts are forward-looking statements.

Factors that could affect actual results include the financial performance of CenterPoint Energy, the timing and impact of future regulatory decisions, and other factors discussed in CenterPoint Energy’s Form 10-K for the period ended December 31, 2007 and other filings with the Securities and Exchange Commission.
CenterPoint Energy, Inc., headquartered in Houston, Texas, is a domestic energy delivery company that includes electric transmission & distribution, natural gas distribution, competitive natural gas sales and services, interstate pipelines and field services operations. The company serves more than five million metered customers primarily in Arkansas, Louisiana, Minnesota, Mississippi, Oklahoma, and Texas. Assets total over $17 billion. With about 8,600 employees, CenterPoint Energy and its predecessor companies have been in business for more than 130 years. For more information, visit CenterPoint Energy’s website at www.CenterPointEnergy.com.